Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION

For the Second Quarter of Fiscal 2015 Ended on 31 December 2014

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 11 February 2015 (the "Report Date"). It is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that are also prepared by management and filed herewith.

The Interim Financial Statements and this MD&A pertain to the three month period ended 31 December 2014, which corresponds to the Second Quarter of the Company's fiscal year ending 30 June 2015. This quarter is hereinafter referred to as the "Second Quarter" or as the "Past Quarter".

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

PART-1: NATURE OF BUSINESS

The Company is an emerging international energy investment company established to acquire participating interests in conventional, alternative, and renewable energy generation and distribution projects in a geographic area focused on the developing countries of the "Indian Ocean Rim", including those in bordering the Indian Ocean in Southeast Asia, East Africa, and South Asia.

PART-2: HIGHLIGHTS OF THE SECOND QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during the Second Quarter are summarized below:

Ruaha Power Teams Up With Husk Power Systems
In a news release dated 1 October 2014 the Company announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), had entered into a joint venture agreement with Husk Power Systems ("HPS") and had taken delivery of its first 32kW biomass power plant at its Dar es Salaam workshop. The power plant will provide primary generation capacity at Ruaha Power's first build-own-operate "Mini-Grid" network which shall generate, distribute, and sell electrical power directly to residential, commercial, and light industrial customers at pre-pay meters.

Ruaha Power plans to install several similar Mini-Grids in the Morogoro and Iringa Regions of Tanzania. The generation plant runs on syngas produced in an integrated biomass gasifier fueled by locally available agricultural residue. The plant and its related systems are proprietary designs supplied by HPS, and will be operated as an embedded generator within Ruaha Power's biomass-diesel hybrid Mini-Grid under the terms of a 50/50 joint venture arrangement between HPS and Ruaha Power.

Ruaha Power Kicks Off Malolo Mini-Grid
In a news release dated 7 October 2014 the Company announced that its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power"), had commenced construction of the Phase-I development of its Malolo Mini-Grid and had begun signing up first subscribers from a waiting list of 400 customers.

The Malolo Mini-Grid is the first of four separate, isolated rural "Mini-Grids" to be built, owned, and operated by the Ruaha Power, from which it intends to generate, distribute, and sell electrical power directly to consumers at pre-payment meters. When complete, the four Malolo Mini-Grids will have a combined generation capacity of 300kW and each Mini-Grid shall directly deliver 75kW of power to a combined total of approximately 2,500 identified residential, commercial, and light industrial customers. The Mini-Grids are being installed in an area surrounding the village of Malolo and three nearby villages, all located in the Kilosa District, Morogoro Region, Tanzania.

Phase-I of the Malolo Mini-Grid development is expected to commence power deliveries by the end of the first quarter of 2015. It involves the installation and commissioning of the first embedded generators, a 25kW hybrid biomass gasifier and a 25kW diesel generation plant, together with more than four kilometers of low voltage distribution network to deliver power to about 400 subscribers. The distribution network will be constructed to standards sufficient for connection to the national grid at such time as it may be extended into the Malolo Mini-Grid area. A 21,500 square-foot site near the village of Malolo has been acquired for the first generator house and power line easements have been arranged. Civil works and the construction of the first powerhouse and office has begun and are expected to be complete by year end. A Phase-II development is planned to add solar PV capacity to complete a hybrid biomass / solar PV / diesel powered Mini-Grid. Ruaha Power plans to duplicate the Phase-I and Phase-II development at each of the other three villages, one after the other, upon completion of Phase-II of the first network.

Stake in Ruaha Power Subsidiary Increased
In a news release on 4 November 2014, the Company announced that the four founding shareholders of the Company’s affiliate in Tanzania, Ruaha River Power Company Limited, (“Ruaha Power”) entered an agreement which terminated the original shareholders agreement dated 30 April 2014. Pursuant to the termination agreement, two founding shareholders withdrew and returned their shares to Ruaha Power for cancellation. On 29 October 2014 the two remaining shareholders of Ruaha Power, the Company and Pan African Management and Development Company, Inc. ("Panafra") entered into an agreement to reorganize and redistribute rights and shares of Ruaha Power. The Company issued 2,000,000 of its common shares to Panafra and increased its shareholding in Ruaha Power from 4,250,000 to 6,500,000 ordinary shares.

From 29 October 2014 and at the Report Date the Company owns 6,500,000 shares representing an equity interest of 65% and Panafra, a Delaware based American company, owns 3,500,000 shares representing 35%. The Company considers Ruaha Power to be a majority owned and controlled subsidiary, and the Company's principal operating arm for expansion of its renewable energy generation and distribution business in Tanzania and other developing countries around the "Indian Ocean Rim", including Indonesia.

New Director Elected at 2014 AGM
The Company’s 2014 AGM was held on 5 December 2014 in Vancouver, British Columbia, Canada and four Directors were elected to the Board. In addition to the re-election of Richard L. McAdoo, Robert V. Rudman and Phillip B. Garrison, John A. Tate joined the Board of Directors.

Mr. Tate is a senior executive with global experience in emerging and frontier markets gained in positions with major US multinational corporations, an early stage software company and a start-up copper mining and mineral processing company in Africa. He has been residing in Dar es Salaam, Tanzania, East Africa since 2007 where he serves as the Chief Executive Officer and Chairman of Kastan Mining PLC.

Prior to his relocation to Africa, Mr. Tate was the Chief Financial Officer of a software as a service company in Cincinnati, Ohio. From 2000 to 2005, he was the Assistant Treasurer, Global Operations for a logistics and supply chain management company. His earlier business career involved 10 years with Ford Motor Credit Company and served in various senior financial positions in international postings in Korea, Thailand, and India. Mr. Tate earned a Bachelors and a Master’s degree in finance at Colorado State University and he is a Certified Public Accountant. Mr. Tate currently serves as a director and as the Chief Financial Officer of Ruaha River Power Company Limited. As at the Report Date, the Company owns a 65% equity interest in Ruaha River Power Company Limited, and 35% is owned by Pan African Management and Development Company, Inc., a private company owned and controlled by Mr. Tate and his family.

Sale of Norwegian Subsidiary
Pursuant to a sale and purchase agreement dated 15 September 2014 between the Company and Visionaire Invest AS, the Company agreed to sell its 51% interest in Visionaire Energy AS for total consideration of $1.2 million consisting of 20 million Company shares plus $200,000 in cash. The sale transaction was effective 30 June 2014 on the terms and subject to the conditions set forth in the sale and purchase agreement, including the condition that such sale and purchase transaction was subject to the approval of the Company’s shareholders. As a special resolution at the 2014 AGM, the shareholders approved the sale of the Company’s Norwegian subsidiary and the sale was closed immediately following the approval.

Tanzania REA - Renewable Energy Grant
In a news release on 9 December 2014, the Company announced that its Tanzanian subsidiary, Ruaha River Power Company Ltd. ("Ruaha Power"), had been appointed manager of a US$ 95,000 grant from the Rural Energy Agency ("REA") of Tanzania. The grant is made under the Tanzania Energy Development Access ("TEDAP") program with funds provided by the World Bank and the Global Environmental Fund. The proceeds of the grant are to be used to conduct a site specific technical and environmental study for a Ruaha Power proposed two megawatt hybrid renewable energy generation and distribution network, or "Mini-Grid", incorporating a mix of run-of-river hydropower, solar photovoltaic, and biomass gasifier technologies. The study area is in the Iringa and Dodoma regions of central Tanzania and is near the 300 kilowatt Malolo Mini-Grid, an existing hybrid biomass-diesel-solar power project, already under development by Ruaha Power.

Tanzania US TDA - Renewable Energy Grant
In a news release on 15 December, the Company announced that the United States Trade Development Agency ("USTDA") has awarded a $600,000 grant to support the development by Continental's subsidiary, Ruaha River Power Company Limited ("Ruaha Power"), of two 10 Megawatt ("MW") run-of-river hydropower facilities that will supply power to both the national grid and to off-grid villages in the Lukosi River basin region of Tanzania. The grant is to fund a detailed feasibility study, to be undertaken by U.S. consulting company Knight Piesold & Co., that will evaluate technical requirements of the proposed facilities and make recommendations on a standardized 10 MW hydropower plant design, layout, and equipment configuration that Ruaha Power can use to fast-track the developments at these and other Ruaha Power selected localities where the required site conditions for a similar size hydropower plant are appropriate.

2.1 Share Purchase Warrants Activity During the Second Quarter
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues-No new issues of share purchase warrants were made.

  Expiry – No share purchase warrants expired.

  Amendments-No amendments were made to the terms of any outstanding warrants.

2.2 Incentive Stock Options Activity During the Second Quarter
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry- No outstanding incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

2.3 Common Share Conversion Rights Activity During the Second Quarter
During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments- There were no amendments to the terms of any outstanding common share conversion rights.

2.4 New Shares Issues During the Second Quarter
During the Past Quarter, a total of 2,000,000 new common shares were issued on 29 October 2014 in exchange for shares to increase the Company’s stake in its Ruaha Power affiliate as described above. In addition, the sale of the Norwegian subsidiary was completed on 5 December 2014 and 20 million shares were returned to the Company for cancellation.

PART-3: SHAREHOLDING AT END OF THE SECOND QUARTER

As at the end of the Second Quarter, the Company’s share capital was issued or held in reserve as follows:
123,015,381	common shares were issued and outstanding.
9,462,500	unexercised warrants were issued and outstanding.
15,800,000	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART-4: SUBSEQUENT EVENTS TO THE REPORT DATE

No significant events possibly having material effect on the business affairs of the Company occurred since the end of the Second Quarter but prior to the Report Date of this MD&A.

4.1 Share Purchase Warrants Activity: Since Second Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues- No share purchase warrants were issued.

  Expiry - No share purchase warrants expired.

  Amendments - The terms of 2,975,000 of the Company’s outstanding share purchase warrants, exercisable at $0.05 per share and expiring during January 2015, were modified to extend the maturity date by one year.

4.2 Incentive Stock Options Activity: Since Second Quarter End and Up to the Report Date

  Exercises- No outstanding incentive stock options were exercised.

  New Grants- No new incentive stock options were granted.

  Expiry - No outstanding incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4.3 Conversion Rights Activity: Since Second Quarter End and Up to the Report Date

  Exercises - There were no exercises of outstanding common share conversion rights.

  New Issues - There were no new common shares conversion rights issued.

  Expiry- No outstanding common shares conversion rights expired.

  Amendments- There were no amendments to the terms of any outstanding common share conversion rights.

4.4 New Shares Issues: Since Second Quarter End and Up to the Report Date

  No new common shares were issued.

PART-5: SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:
123,015,381	common shares were issued and outstanding.
9,462,500	unexercised warrants were issued and outstanding.
15,800,000	unexercised stock options were issued and outstanding.
5,000,000	common shares were held in reserve against possible conversion of a $250,000 note.
Nil	preferred shares were issued and outstanding.

PART-6: FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)

Quarter-2 of Fiscal 2015	Nil	(335,998)	(334,944)	(334,944)	(0.00)
Quarter-1 of Fiscal 2015	Nil	(201,479)	(201,479)	(201.479)	(0.00)
Quarter-4 of Fiscal 2014	Nil	(89,934)	(124,372)	(160,216)	(0.00)
Quarter-3 of Fiscal 2014	Nil	(318,556)	(239,332)	(156,874)	(0.00)
Quarter-2 of Fiscal 2014	Nil	(341,133)	(254,287)	(163,897)	(0.00)
Quarter-1 of Fiscal 2014	Nil	(189,866)	(168,632)	(146,530)	(0.00)
Quarter-4 of Fiscal 2013	Nil	47,508	29,308	10,365	0.00
Quarter-3 of Fiscal 2013	Nil	(446,450)	(446,450)	(446,450)	(0.01)

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  Until the end of fiscal 2014 on 30 June 2014, the Company used the equity accounting method for the business activity of VTT Maritime AS (“VTT”) and RADA Engineering and Consulting AS (“RADA”), two private Norwegian entities owned by the Company’s 51% owned subsidiary Visionaire Energy AS (“Visionaire”). This method caused significant variations in the Company’s results of operations from period to period prior to the end of fiscal 2014. The operations of Visionaire were held for sale and discontinued effective 30 June 2014.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized assets when no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as those attributable to calculated valuations of share based payments expenses and financing fees also affect the size of the Company’s quarterly income (loss).

PART-7: COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Periods

Six month period ended 31 December 2014 (the “Current Period”) and the Six month period ended 31 December 2013 (the “Comparative Period”).

a)	Overall, the Company incurred a loss from operations during the Current Period of $537,477 compared to a loss of $530,999 for the Comparative Period, an increase of $6,478.

b)	The Company incurred a loss per share of $0.00 in the Current Period compared to a loss per share of $ $0.00 during the Comparative Period.

c)	Total equity loss from the results of VTT and RADA during the Current Period was $nil compared to $220,576 for the Comparative Period as a result of Visionaire Energy AS’s discontinued operations.

d)

The Company disposed of its subsidiary, Visionaire Energy during the Current Period, for cash proceeds of $200,000 and the return of 20,000,000 common shares of the Company, with a fair value of $400,000. The book value of the net assets of Visionaire Energy, compared with the sales proceeds and the recycling of the related foreign exchange resulted in a loss of $159,837.

e)	Interest expense during the Current Period was $61,006 compared to $67,652 during the Comparative Period primarily due to the accretion of the Company’s convertible debt.

f)

The Company’s administrative costs were higher in the Current Period compared to the Comparative Period, primarily a result of higher investor relation costs and professional fees due to the changes involving its subsidiaries and timing differences relating to 2013 and 2014 regulatory filings and annual meetings. Office and investor relations costs and professional fees were higher in the Current Period by $91,432 (2014 - $146,616; 2013 - $55,184).

g)

Share-based payments expense were $nil during the Current Period compared to $20,877 during the Comparative Period as a result of the recognition of the fair value of 2,000,000 share purchase warrants granted to consultants during the three months ended 31 December 2013.

h)

Cash used in operating activities during the Current Period was $420,625 compared to $119,081 used in the Comparative Period. The change is attributable to higher activity and the availability of more funds by the Company during the Current Period.

i)

Cash raised from financing activities during the Current Period was $120,000 compared to $133,439 raised during the Comparative Period as a result of a $120,000 private placement in the Current Period compared primarily to a $40,000 private placement and a $100,000 note payable arranged during the Comparative Period.

Current and Comparative Quarters

Three month period ended 31 December 2014 (the “Current Quarter”) and the Three month period ended 31 December 2013 (the “Comparative Quarter”).

j)	Overall, the Company incurred a loss from operations during the Current Quarter of $335,998 compared to a loss of $341,133 for the Comparative Quarter, a decrease of $5,135.

k)	The Company incurred a loss per share of $0.00 in the Current Quarter compared to a loss per share of $ $0.00 during the Comparative Quarter.

l)	Total equity loss from the results of VTT and RADA during the Current Quarter was $nil compared to $177,382 for the Comparative Quarter as a result of Visionaire Energy AS’s discontinued operations.

m)

The Company disposed of its subsidiary, Visionaire Energy during the Current Quarter, for cash proceeds of $200,000 and the return of 20,000,000 common shares of the Company, with a fair value of $400,000. The book value of the net assets of Visionaire Energy, compared with the sales proceeds and the recycling of the related foreign exchange resulted in a loss of $159,837.

n)	Interest expense during the Current Quarter was $12,302 compared to $35,315 during the Comparative Quarter primarily due to the accretion of the Company’s convertible debt.

o)

The Company’s administrative costs were higher in the Current Quarter compared to the Comparative Quarter, primarily a result of higher investor relation costs and professional fees due to the changes involving its subsidiaries and timing differences relating to 2013 and 2014 regulatory filings and annual meetings. Office and investor relations costs and professional fees were higher in the Current Quarter by $46,007 (2014 - $75,294; 2013 - $29,287).

p)

Share-based payments expense were $nil during the Current Quarter compared to $20,877 during the Comparative Quarter as a result of the recognition of the fair value of 2,000,000 share purchase warrants granted to consultants during the three months ended 31 December 2013.

PART-8: LIQUIDITY AND CAPITAL MANAGEMENT

As at the end of the Second Quarter, the Company’s Interim Financial Statements reflected a decrease in the working capital deficiency of $152,552 from 30 June 2014, the end of the previous fiscal year. The working capital deficiency of $693,794 as at 30 June 2014 was reduced to $541,242 by the end of the Second Quarter.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and new business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 31 December 2014.

PART-9: RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART-10: RELATED PARTY TRANSACTIONS

10.1 Transactions With Related Parties And Related Party Balances
At the end of the Second Quarter, $277,000 (30 June 2014 - $298,400) was payable to the CEO and the CFO of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

10.2 Compensation Of Key Management Personnel
During the three and six months ended 31 December 2014, the Company paid or accrued management fees to the CEO and the CFO of the Company in the amount of $67,500 and $135,000, respectively (2013 - $67,500 and $135,000, respectively).

PART-11: MATERIAL CONTRACTS AND EVENTS

11.1 Off-Balance Sheet Arrangements
At the end of the Second Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

11.2 Material Contracts & Commitments
During the Second Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements for the period.

11.3 Investor Relations, Publicity and Promotion
During the Second Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11.4 Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising
During the Second Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11.5 Claims, Contingencies & Litigation
As at the Report Date, the Company is in default of repayment of an unsecured $250,000 promissory note convertible into common shares of the Company. The Company has offered the holder terms for converting a portion of the note in accordance with its provisions together with extending its term. There are no guarantees that these discussions will result in a resolution mutually acceptable to the Company and the note holder. Except for the foregoing and any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for the Second Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART-12: CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Except as disclosed below, the Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited consolidated financial statements for the last fiscal year ended 30 June 2014.

Critical Judgment:

Acquisition of Interest in Ruaha River Power Company Ltd. (“Ruaha Power”)
On 30 April 2014, during the last fiscal year ended 30 June 2014, the Company received 4,250,000 new-issue, fully paid-up, ordinary shares of Ruaha Power representing a 42.5% shareholding interest. Ruaha Power is a renewable energy power developer, incorporated and based in Dar es Salaam, Tanzania. It develops small and mid-sized power projects with the intent of acting as an independent power producer and distribution networks or “Mini” operator of off-grid isolated mini-grids. The Company was one of four founding shareholders of Ruaha Power. A privately owned Tanzanian company, Kitonga Electric Power Company (“Kitonga”) was issued a 15% stake in Ruaha Power. A privately owned American company, Pan African Management and Development Company, Inc. (“Panafra”) and its Tanzanian affiliate, Kastan Mining PLC (“Kastan”) were issued 30.0% and 12.5% respectively.

The Company earned its shares of Ruaha Power by incurring certain costs in enabling its management to do work and provide substantial assistance attributable to the creation and preparation of Ruaha Power’s business plans prior to the shares issue date. The Company did not capitalize any amount for the work done in consideration of the issue of shares at the 30 June 2014 fiscal year end because Ruaha Power at that time had no assets and had not yet commenced business operations (Note 5 of the Interim Financial Statements).

Joint Venture of Ruaha Power with Husk Power Systems Lt. (“Husk Power”)
On 15 August 2014, Ruaha Power entered into a joint venture agreement with Husk Power Systems Ltd. (“Husk Power”) for power generation at the Malolo Mini-Grid (the “Mini-Grid”). As a portion of its contribution to the joint venture, Husk Power supplied a biomass gasifier power plant (“Husk Plant”) at an agreed, deemed value of $60,000. The Husk Plant is to be used as the first embedded generator in the Malolo Mini-Grid and as a portion of its contribution to the joint venture Ruaha Power will undertake to construct the distribution network portion of the Malolo Mini-Grid. Once power sales commence, the joint venture parties agreed to share, on an equal basis, that portion of Mini-Grid net income after operating expenses that are attributable to and limited to power generated by the Husk Plant. The Company’s joint venture contribution for construction of the Malolo Mini-Grid is capitalized within property, plant and equipment (Note Error! Reference source not found. of the Interim Financial Statements).

Acquisition of Majority and Controlling Interest in Ruaha River Power Company Ltd. (“Ruaha Power”)
Effective from 11 October 2014, the four founding shareholders of Ruaha Power entered into an agreement which terminated the original shareholder agreement. Pursuant to the termination agreement, Kitonga and Kastan withdrew as shareholders and returned their shares to Ruaha Power and Panafra. Continental and Panafra entered into a new agreement to reorganize and redistribute rights and shares of Ruaha Power on 29 October 2014; and the Company issued 2,000,000 of its common shares to Panafra and increased its shareholding in Ruaha Power from 42.5% to 65%. Under IFRS 3, Business Combinations, the acquisition of Ruaha Power is considered by management to be an acquisition of a group of assets, effective upon the 29 October 2014 date of acquisition of its 65% majority shareholding in Ruaha Power (Note 5 of the Interim Financial Statements).

PART-13: FINANCIAL INSTRUMENTS

The Company’s financial instruments as at 31 December 2014, consist of cash, accounts payable and accrued liabilities and the convertible debt. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs and Tanzanian Shillings consist solely of cash deposits with major Canadian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar, Indonesian Rupiah and Tanzanian Shillings. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART-14: CONTINUOUS DISCLOSURE AND FILINGS

14.1 Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for the Second Quarter.

14.2 Continuous Disclosure & Filings - Canada
Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14.3 Continuous Disclosure & Filings - USA
The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

PART-15: FORWARD-LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

15.1 Forward Looking Words and Phrases
In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

15.2 Risks and Uncertainties
By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15.3 No Assurance all Risks Anticipated
Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---